

07005830

SEC[illegible] [illegible]SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquette Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 South Sixth Street, Suite 3800
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon L. Roeske 952-906-2889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Toughe LLP
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza, (Address) 120 South Sixth Street (City) Minneapolis, MN (State) 55402 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR [illegible] 2007 WASHINGTON, D.C. [illegible] SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2007 E THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Kathi Rogers, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements, and supplemental schedule pertaining to Marquette Investment Services, Inc. for the year ended December 31, 2006, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither Marquette Investment Services, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kathi Rogers
Vice President—Finance

Subscribed to before me this 22nd day of February 2007.

Notary Public


INCHATTLE
Minnesota
Expires Jan 31, 2010

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Marquette Investment Services, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Marquette Investment Services, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, cash flows, and changes in shareholder's equity for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



February 5, 2007

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH	$ 27,920
TOTAL	$ 27,920

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 500
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value—1,000,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	121,663
Retained deficit	(94,244)
	27,420
TOTAL	$ 27,920

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES—Other income	$ -
OPERATING EXPENSES:	
Professional and service fees	16,884
Other fees	5,740
	22,624
NET LOSS	$ (22,624)

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (22,624)
Adjustment to reconcile net loss to net cash used in operating activities—	
Change in liabilities—accounts payable and accrued expenses	(1,406)
Net cash used in operating activities	(24,030)
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contribution	20,000
Net cash provided by financing activities	20,000
DECREASE IN CASH	(4,030)
CASH—Beginning of year	31,950
CASH—End of year	$ 27,920

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Shareholder's Equity
BALANCE—December 31, 2005	$ 1	$ 101,663	$ (71,620)	$ 30,044
Capital contribution		20,000		20,000
Net loss	—		(22,624)	(22,624)
BALANCE—December 31, 2006	$ 1	$ 121,663	$ (94,244)	$ 27,420

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. OWNERSHIP AND NATURE OF BUSINESS

Marquette Investment Services, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's primary activities include providing customers with investment advice with respect to securities. The Company is a wholly owned subsidiary of Marquette Financial Companies (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes—The Company has elected S corporation status under the applicable sections of the Internal Revenue Code and Minnesota Income Tax Act, whereby the taxable income and any available tax credits of the Company will be included in the income tax returns of its shareholder.

As part of the Company's election of S corporation status, the Company may be liable for the payment of built-in gains tax on any appreciated property sold within 10 years of the effective date of the S corporation election.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards ("SFAS") No. 157—*Fair Value Measurements*, which enhances existing guidance for measuring assets and liabilities using fair values. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for the Company for fiscal years beginning after January 1, 2008. The Company is evaluating the impact of SFAS No. 157 on its financial condition and results of operations.

3. RELATED-PARTY TRANSACTIONS

Certain expenses, including occupancy, data processing, and other administrative costs are paid by the Parent and are charged to the Company. Amounts charged to the Company in 2006 were $4,476, which is presented in other fees in the statement of operations.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC required levels. At December 31, 2006, the Company's net capital of $27,420 was $22,420 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.02 to 1 at December 31, 2006.

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph k(2)(i).

* * * * * *

SUPPLEMENTAL SCHEDULE

MARQUETTE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL—	
Total shareholder's equity	$27,420
Net capital before haircuts	27,420
Haircuts on securities	-
Net capital	$27,420
AGGREGATED INDEBTEDNESS—	
Accounts payable and accrued expenses	$ 500
Aggregated indebtedness	$ 500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$22,420
Ratio of aggregated indebtedness to net capital	0.02

Note: There are no differences between this computation and those filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 5, 2007

Marquette Investment Services, Inc.
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Marquette Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 5, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,



END